Exhibit 17.1

April 8, 2008

Chairman Bob Nelson
Ballistic Recovery Systems, Inc.
300 Airport Road
South St. Paul, MN 55075-3551

Dear Chairman Nelson,

My continuing disagreement with the majority of the Board of Directors on the need for a higher level of oversight and strategic planning by the Board forces me to tender my resignation.

This resignation is effective immediately.

Sincerely,

Edward L. Underwood